São Paulo, April 25th 2017.

To

Comissão de Valores Mobiliários

R. Sete de Setembro, 111, 33° Floor

Centro, Rio de Janeiro – RJ

To:      Guilherme Rocha Lopes (Gerente de Acompanhamento de Empresas 2)

Ref.:   Official Letter N.° 150/2017/CVM/SEP/GEA-2

Dear Sirs,

            In accordance with Official Letter no. 150/2017/CVM/SEP/GEA-2, below, we hereby express our opinion on the news published on April 24, 2017 on the Infomoney website under the heading "BRF postpones sale of unit due to Weak Flesh, sources say; Action dropped 1% in 1 minute".

            Regarding this matter, in response to Letter No. 259/2016-CVM / SEP / GEA-2, received from CVM, the Company informed, on July 25, 2016, through a Notice to the Market, that considered strategic alternatives in order to accelerate the expansion and growth of OneFoods, including the possibility of seeking third-party investment, which could occur either through private placement or through public funding. At that moment, there was no internal decision taken.

            Following on from the previously disclosed, the Company announced in a new Notice to the Market of November 8, 2016, the hiring of investment banks to advise the Company on potential investments to be made by third parties in OneFoods.

            On January 4, 2017, the Company released a new Notice to the Market, informing the beginning of operations of OneFoods and reaffirming that it continued to analyze strategic alternatives for the halal business in order to boost its expansion in the markets in which it operates or in new markets not yet served. Such information was reaffirmed in response to an official letter sent by CVM, published on January 6, 2017, in the form of a Notice to the Market, pointing out again that there was no definition of the strategy of the eventual capitalization of OneFoods.

            Lastly, on January 19, 2017, the Company announced though a new Notice to the Market that the Company has been adopting preparatory measures to seek both a private placement and a public offering of shares (IPO) on the Stock Exchange of London, England.

            Accordingly, in line with the clarification of several previous communications, the Company reiterates that there has been no final decision regarding the strategy to be followed for the possible capitalization of OneFoods and that it continues to analyze the possibilities for this issue, including the above alternatives and taking into account factors that affect the market as a whole.

               It is not necessary to mention, at this moment, of a relevant decision not disclosed to the market. The Company will keep the market informed of any relevant updates related to this topic, in accordance with applicable regulation.

Regarding the oscillation of the value of its shares, the Company informs that it did not consider the variation reported as relevant or atypical, and it is pertinent to note that even the news object of this Official Letter acknowledges that the shares´ value rose after such decrease. For this reason, the Company understood that there was no need for a statement from its Investor Relations Officer.

São Paulo, April 25th, 2017.

Pedro de Andrade Faria

Global Chief Executive, Financial and Investor Relations Officer

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“Subject: Request for clarification on news published in the media

Dear Sir,

We refer to the news published on the website of Infomoney news portal, on 04/24/2017, under the title “BRF postpones sale of unit due to Weak Flesh, sources say; Action dips 1% in 1 minute”, which includes the following information:

               BRF postpones unit sale amid Weak Meat, sources say; Action dips 1% in 1 minute

 BRF decided to postpone the sale of OneFoods after receiving bids lower than expected, sources told Bloomberg

   SÃO PAULO, Brazil - BRF (BRFS3) shares suffered at 3:10 am and 3:11 pm EST on Monday, due to Bloomberg news that the company postponed selling the unit due to Weak Flesh, operation conducted by Federal Police. At that moment, the company's shares dropped 1%, but were able to recover part of the lost ground. At 3:25 pm, the company's stock was up 0.27%. to R $ 40.76.

BRF decided to delay the sale of OneFoods, focused on food to the Muslim public, after receiving bids lower than expected by the unit last month, sources familiar with the matter told Bloomberg.

The company, which expects to evaluate the deal at around $ 5 billion, may restart the sale process in the coming weeks, the news agency says. The company has not yet expressed its views on the matter.

In this regard, we request your statement on the veracity of the statements made in the news, especially regarding the highlighted sections, as well as the reasons why the company understood that this was not a Relevant Fact, pursuant to CVM Instruction No 358/02.

Such manifestation shall include a copy of this Letter and be sent to the IPE System, category "Notice to the Market", type "Clarifications on CVM / BOVESPA consultations". Compliance with this request for manifestation by means of a Notice to the Market does not exempt the eventual determination of responsibility for the timely non-disclosure of Relevant Fact, under the terms of CVM Instruction 358/2002.

We emphasize that, under the terms of art. 3 of CVM Instruction 358/02, it is incumbent upon the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are admitted.

Any material act or fact occurred or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all the markets in which such securities are admitted to trading.

We also remind you of the obligation set forth in the sole paragraph of art. 4 of CVM Instruction 358/02, to inquire of the Company's managers and controlling shareholders, as well as all other persons with access to relevant acts or facts, with the purpose of ascertaining whether they would have knowledge of information that should be disclosed to the market .

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Finally, it should be pointed out that item 4.1 of the CIRCULAR / CVM / SEP / No. 01/2017 provides that, "once the news broadcast in the press is informed, involving information not yet disclosed by the issuer, through the IPE Module Of the Empresas.NET System, or the announcement of news that adds new fact to information already disclosed, it is the responsibility of the company's management and, in particular, its DRI to analyze the potential impact of the news on the negotiations and, if applicable, to express themselves immediately on said news, through the IPE Module of the Empresas.NET System, and not only after receiving a question from the CVM or the BM & FBOVESPA.

According to the Superintendence of Relations with Companies - SEP, we warn that it will be up to this administrative authority, in the use of its legal attributions and, based on item II, of article 9, of Law no. 6.385 / 76, and article 7 c / And Article 9 of CVM Instruction 452/07, determine the application of a fine, in the amount of R$ 1,000.00 (one thousand Reais), without prejudice to other administrative sanctions, for not attending to this letter within 1 (one) business day. "

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